Filed Pursuant to Rule 424(b)(5)
File No. 333-150024
333-106079

The information in this preliminary prospectus supplement is not complete and may be changed. The registration statement to which this preliminary prospectus supplement relates is effective. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated May 7, 2008

PROSPECTUS SUPPLEMENT
(To Prospectus dated April 29, 2008)

Public Service Company of New Mexico

$350,000,000          % Senior Unsecured Notes Due 2018

This is an offering by Public Service Company of New Mexico of $350,000,000 of        % Senior Unsecured Notes Due 2018. Interest is payable on the notes on              and              of each year beginning             , 2008. The notes will mature on             , 2018.

We may redeem the notes in whole at any time or in part from time to time at the redemption prices described under ‘‘Description of the Notes — Optional Redemption’’ in this prospectus supplement.

The notes will be our senior unsecured obligations and will rank equally with all of our existing and future senior unsecured debt and senior to any future subordinated unsecured debt that we may incur.

The notes will not be listed on any securities exchange or quoted on any automated quotation system. Currently there is no public trading market for the notes.

Investing in the notes involves risks. ‘‘Risk Factors’’ begin on page S-5.

	Per Note	Total
Public Offering Price(1)	%	$
Underwriting Discount	%	$
Proceeds before expenses to Public Service Company of New Mexico	%	$

(1) Plus accrued interest from , 2008, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about                         , 2008.

Joint Book-Running Managers

Lehman Brothers	Merrill Lynch & Co.
Citi	Deutsche Bank Securities

Morgan Stanley	RBC Capital Markets	Wachovia Securities

Banc of America Securities LLC	Credit Suisse	JPMorgan	Wedbush Morgan Securities Inc.

May   , 2008

Prospectus Supplement

Prospectus

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. You should read this entire prospectus supplement as well as the accompanying prospectus and the documents incorporated by reference that are described under ‘‘Where You Can Find More Information’’ herein. In the event that the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus prepared by or on behalf of us, or information to which we have referred you. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of the respective dates of those documents in which the information is contained. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless otherwise indicated or unless the context otherwise requires, all references in this prospectus supplement and the accompanying prospectus to ‘‘PNM,’’ ‘‘we,’’ ‘‘our’’ and ‘‘us’’ refer to Public Service Company of New Mexico. Unless otherwise indicated, financial information included or incorporated by reference herein is for PNM and its subsidiaries on a consolidated basis.

ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. This summary does not contain all of the information that may be important to you. You should read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully before making an investment decision.

The Company

General

We are a public utility company that was organized under the laws of the State of New Mexico on May 9, 1917. We are an integrated public utility with regulated operations primarily engaged in the generation, transmission and distribution of electricity, transmission and distribution and sale of natural gas, and unregulated operations primarily focused on the sale and marketing of electricity in the western United States. PNM is a wholly-owned subsidiary of PNM Resources, Inc. (‘‘PNMR’’), an investor-owned holding company of energy and energy-related businesses.

Recent Developments

On January 12, 2008, we entered into an agreement (the ‘‘Gas Assets Agreement’’) with Continental Energy Systems LLC (‘‘Continental’’) and New Mexico Gas Company, Inc. (‘‘NMGC’’), a subsidiary of Continental, to sell our natural gas operations to NMGC for $620 million in cash, subject to adjustment based on, among other things, the amount of certain assets and liabilities attributable to our natural gas operations at closing. We expect to use the net after-tax proceeds of that transaction to retire debt, fund future electric capital expenditures and for other corporate purposes. The Gas Assets Agreement contains a number of customary representations and warranties and indemnification provisions as well as closing conditions, including regulatory and third-party approvals. The parties may terminate the agreements under certain circumstances. In addition, the Gas Assets Agreement includes a provision that no terms can be imposed in connection with the final regulatory approvals that could reasonably be expected to have a material adverse effect or impose any material adverse requirements on the buyer or its affiliates, operations or assets. Subject to the receipt of all required approvals, the transaction is expected to close by year-end 2008.

On April 24, 2008, the New Mexico Public Regulation Commission (the ‘‘NMPRC’’) issued a final order in our electric rate case, resulting in a revenue increase of $34.4 million. New rates reflecting the $34.4 million increase are effective for bills rendered on and after May 1, 2008. The NMPRC also authorized a return on equity (‘‘ROE’’) of 10.1 percent. We had requested a $76.9 million rate increase, an ROE of 10.75 percent and a fuel and purchased power cost adjustment clause to allow us to timely recover the higher cost of fuel and energy needed to serve residential and business customers. In its final order, the NMPRC also disallowed recovery associated with our renewable energy certificates that are being deferred as regulatory assets and capped the recovery of coal mine decommissioning costs at $100.0 million. We are considering the filing of a motion for rehearing and a notice of appeal to the New Mexico Supreme Court on the April 24th decision on our rate case. Under New Mexico law an appeal is allowed without filing for rehearing. We and other parties have 30 days from the issuance of the final order to file for either rehearing or appeal. If a motion for rehearing is filed, the NMPRC must act on the motion within 20 days or it is deemed denied. If a motion for rehearing is filed, parties have 30 days to file a notice of appeal after disposition of the motion. An appeal may be filed even if a rehearing motion is pending.

The NMPRC will hear arguments regarding our application to implement an emergency fuel-adjustment clause during a hearing scheduled to begin on May 12, 2008. Two intervenors in our rate case, the New Mexico Attorney General’s Office, which serves as the residential and small business consumer advocate in rate case proceedings, and the International Brotherhood of Electrical Workers Local 611, support our request for an emergency fuel clause. There can be no assurance that our request will be successful.

On May 1, 2008, we announced that we entered into a binding commitment for a short-term letter of credit facility in an aggregate principal amount of $100.0 million (the ‘‘PNM Letter of Credit Facility’’). The PNM Letter of Credit Facility is subject to conditions and final documentation. Also, on May 1, 2008, we announced that we have entered into agreements to sell our share of power, approximately 135 megawatts, from Palo Verde Nuclear Generating Station Unit 3. The long-term power-sale deals begin May 1 and run through December 31, 2010. As part of the sales agreements, we received $70.6 million in pre-payments.

On May 5, 2008, we entered into a delayed draw term loan facility in an aggregate principal amount of up to $300.0 million which expires on April 30, 2009 (the ‘‘PNM Delayed Draw Term Facility’’).

Concurrent Offering

Concurrently with this offering, our parent company, PNMR, will remarket $     aggregate principal amount of its Senior Notes, Series A Due 2015, on behalf of their holders and will offer an additional $     principal amount of its Senior Notes, Series A Due 2015, by means of a separate prospectus and prospectus supplement (the remarketing and the reopening offering are collectively the ‘‘concurrent offering’’). The offering of notes is not conditioned on the completion of PNMR’s concurrent offering. There can be no assurance that PNMR’s concurrent offering will be completed.

Corporate Information

Our principal executive office is located at Alvarado Square, Albuquerque, New Mexico 87158, and our telephone number is (505) 241-2700. We also maintain a website at www.pnm.com. Our website and the information contained therein are not part of this prospectus supplement.

The Notes Offering

Issuer	Public Service Company of New Mexico.

Securities	$350,000,000 aggregate principal amount of % Senior Unsecured Notes Due 2018.

Denominations	The notes will be issued in denominations of $1,000 and integral multiples thereof.

Maturity Date	, 2018.

Interest Rate	% per year.

Interest Payment Dates	We will pay interest in arrears each and , beginning , 2008.

Mandatory Redemption	We will not be required to make mandatory redemption or sinking fund payments on the notes.

Optional Redemption	We may redeem some or all of the notes at any time and from time to time at a redemption price equal to the greater of:

•	100% of the principal amount thereof; and

•	the sum of the present values of the remaining principal amount and interest on the notes being redeemed discounted to the applicable redemption date plus, in each case, accrued and unpaid interest on the principal amount being redeemed to the applicable redemption date as described under ‘‘Description of the Notes — Optional Redemption’’ in this prospectus supplement and under ‘‘Description of Senior Unsecured Notes — Redemption’’ in the accompanying prospectus.

Ranking	The notes will be our senior unsecured obligations and will rank equally in right of payment with all our existing and future senior unsecured debt. The notes will be senior in right of payment to any future subordinated unsecured debt that we may incur. As of March 31, 2008, we had $1,350.9 million aggregate principal amount of short-term and long-term senior debt outstanding, $65.0 million of which is in the form of first mortgage bonds, secured by a mortgage lien on our ownership interest in Palo Verde Nuclear Generating Station (‘‘PVNGS’’). See ‘‘Description of the Notes — Ranking’’ below.

Certain Covenants	The indenture that will govern the notes limits our ability, among other things:

•	to create liens without equally and ratably securing the notes; and

•	to engage in certain sale/leaseback transactions.

The indenture also limits our ability to engage in mergers, consolidations and certain sales of assets.

These covenants are subject to important exceptions and qualifications, as described under ‘‘Description of Senior Unsecured Notes — Restrictions on Liens,’’ ‘‘Description of Senior Unsecured Notes — Restrictions on Sale and Lease-Back Transactions’’ and ‘‘Description of Senior Unsecured Notes — Restrictions on Mergers and Sale of Assets’’ in the accompanying prospectus.

Use of Proceeds	We will use the net proceeds from this offering to pay down outstanding borrowings under our unsecured revolving credit facility (the ‘‘PNM Revolving Facility’’). See ‘‘Use of Proceeds’’ below.

Ratings	As of May 6, 2008, ratings on our senior unsecured notes were as follows:

•	S&P: BB+ (stable)

•	Moody’s: Baa3 (under review for possible downgrade)

Investors are cautioned that a security rating is not a recommendation to buy, sell or hold securities, that it is subject to revision or withdrawal at any time by the assigning rating organization, and that each rating should be evaluated independently of any other rating.

RISK FACTORS

Before you invest in our notes, you should carefully consider the risks described below. In addition, you should carefully consider any risks set forth in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2007 and Part II, Item 1A of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, both of which are incorporated by reference in this prospectus supplement. See also ‘‘Where You Can Find More Information’’ about future filings which we will make with the SEC, some of which may contain additional risk factors, and are incorporated by reference into this prospectus supplement. If any of the risks actually occurs, our business, financial condition, results of operations and cash flows could be harmed.

Any failure to meet our debt obligations could harm our business, financial condition and results of operations.

As of May 6, 2008, we had short-term debt outstanding of $340.0 million. In addition, our $300.0 million aggregate principal amount of 4.4% senior unsecured notes are due on September 15, 2008.

We are exploring financial alternatives to meet these obligations, and we currently believe that our internal cash generation, credit arrangements and access to capital markets will provide sufficient resources to meet capital requirements and retire or refinance the senior unsecured notes described above at maturity. To cover the difference in the amounts and timing of cash generation and cash requirements, we intend to use short-term borrowings under liquidity arrangements described below and future liquidity arrangements that we may enter into.

The credit ratings of our debt were recently downgraded. There has also been an overall deterioration of the credit markets in general. If our cash flow and capital resources are insufficient to fund our debt obligations (as a result of our emergency application for a fuel adjustment clause not being granted or otherwise), we may be forced to sell assets, seek additional equity or debt capital or restructure our debt. In addition, any failure to make scheduled payments of interest and principal on our outstanding indebtedness would likely result in a further reduction of our credit rating, which could harm our ability to incur additional indebtedness on acceptable terms and would result in an increase in the interest rates applicable under our credit facilities. Our cash flow and capital resources may be insufficient to pay interest and principal on our debt in the future, including payments on the notes. If that should occur, our capital raising or debt restructuring measures may be unsuccessful or inadequate to meet our scheduled debt service obligations, which could cause us to default on our obligations and further impair our liquidity.

In addition to our current indebtedness, we may incur substantially more debt.

We may incur substantially more debt in the future. The indenture governing the notes does not restrict our ability to incur additional indebtedness. As of May 6, 2008, we had $713.5 million of liquidity arrangements, not including the binding commitment for the PNM Letter of Credit Facility. The liquidity arrangements consist of $400.0 million from the PNM Revolving Facility, $300.0 million from the PNM Delayed Draw Term Facility, and $13.5 million in local lines of credit. As of May 6, 2008, we had borrowed $340.0 million under the PNM Revolving Facility, had no borrowings under the PNM Delayed Draw Term Facility, and had no borrowings under the local lines of credit. In addition, as of May 6, 2008, we had $14.8 million in letters of credit outstanding, which reduces the available capacity under the PNM Revolving Facility.

We have a commercial paper program under which we may issue up to $300.0 million in commercial paper for up to 365 days. The commercial paper is unsecured and the proceeds are used for short-term cash management needs. The PNM Revolving Facility serves as support for our outstanding commercial paper. As a result, the aggregate borrowings under our commercial paper program and PNM Revolving Facility cannot exceed the $400.0 million limit under the PNM Revolving Facility. As of May 6, 2008, we had no commercial paper outstanding under this program.

To the extent that we incur new debt either under the facilities described above or any new facilities, this new debt will be combined with our current debt levels and the risks described herein and incorporated by reference could substantially increase.

We cannot make any assurances that the proposed sale of our natural gas operations will be consummated, and failure to complete the transaction would result in the incurrence of costs, the amounts of which could adversely impact our future business and financial results, and could affect our ability to make payments on our debt obligations.

Consummation of our natural gas operations sale is subject to various conditions, including receiving approval from the NMPRC, the Federal Energy Regulatory Commission, and expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and satisfaction of other closing conditions. There is no assurance that all of the various conditions will be satisfied. In addition, the Gas Assets Agreement includes a provision that no terms can be imposed in connection with the final regulatory approvals that could reasonably be expected to have a material adverse effect or impose any material adverse requirements on the buyer or its affiliates, operations or assets. If the transactions contemplated by the Gas Assets Agreement are not consummated by January 12, 2009, such agreement will terminate pursuant to its terms, subject to a six-month extension under certain circumstances.

If the gas operations sale is not completed for any reason:

•	we will not receive the $620 million sale price for the natural gas operations and will not be able to utilize the after-tax proceeds from the sale to, among other things, make payments on our debt obligations;

•	we will be subject to numerous expenses, including having incurred certain costs relating to the proposed transactions that are payable whether or not the transaction is completed, including legal, consulting and accounting fees, and having had management focused on completing the proposed transaction, instead of on pursuing another business strategy, including acquisition or investment opportunities that could have been beneficial to us; and

•	the profit margin for our natural gas distribution business could be adversely affected if we do not obtain adequate rate relief, including in our pending gas rate case appeal.

As a result of these and other factors, our business, financial results and financial condition could be adversely affected.

The notes have no established trading market or history, and liquidity of trading markets for the notes may be limited.

The notes will constitute a new issue of securities with no established trading market. Although the underwriters have indicated that they intend to make a market in the notes, they are not obligated to do so and any of their market-making activities may be terminated or limited at any time. In addition, we do not intend to apply for a listing of the notes on any securities exchange or interdealer quotation system. As a result, there can be no assurance as to the liquidity of markets that may develop for the notes, the ability of noteholders to sell their notes or the prices at which notes could be sold. The notes may trade at prices that are lower than their initial purchase price depending on many factors, including prevailing interest rates and the markets for similar securities. The liquidity of trading markets for the notes may also be adversely affected by general declines or disruptions in the markets for debt securities. Those market declines or disruptions could adversely affect the liquidity of and market for the notes independent of our financial performance or prospects.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements made in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein, and other documents that we file with the SEC that relate to future events or our expectations, projections, estimates, intentions, goals, targets and strategies, are made pursuant to the Private Securities Litigation Reform Act of 1995. Forward-looking statements often can be identified by the words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘estimate’’ or similar expressions. Readers are cautioned that all forward-looking statements are based upon current expectations and estimates and we assume no obligation or duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Since actual results may differ materially from those expressed or implied by these forward-looking statements, we caution readers not to place undue reliance on these statements. Our business, financial condition, cash flow and operating results are influenced by many factors, which are often beyond our control, that can cause actual results to differ from those expressed or implied by the forward-looking statements. These factors include:

•	Conditions affecting our ability to access the financial markets, including actions by the ratings agencies affecting our credit ratings,

•	State and federal regulatory and legislative decisions and actions, including our pending application for an emergency fuel adjustment clause,

•	The risk that the closings of the pending sales of our natural gas utility and certain wholesale electricity, natural gas and transmission contracts may not occur due to regulatory or other reasons,

•	The performance of our generating units and our transmission systems, including PVNGS, the San Juan Generating Station (‘‘SJGS’’) and the Four Corners Plant,

•	Collections experience,

•	Insurance coverage available for claims made in litigation,

•	Fluctuations in interest rates,

•	Weather,

•	Water supply,

•	Changes in fuel costs,

•	Availability of fuel supplies,

•	The effectiveness of risk management and commodity risk transactions,

•	Seasonality and other changes in supply and demand in the market for electric power,

•	Variability of wholesale power prices and natural gas prices,

•	Volatility and liquidity in the wholesale power markets and the natural gas markets,

•	Changes in the competitive environment in the electric and natural gas industries,

•	The ability to secure long-term power sales,

•	The risk that we may have to commit to substantial capital investments and additional operating costs to comply with new environmental control requirements including possible future requirements to address concerns about global climate change,

•	The risks associated with completion of generation, including pollution control equipment at SJGS, transmission, distribution and other projects, including construction delays and unanticipated cost overruns,

•	The outcome of legal proceedings, including our pending gas rate case appeal,

•	Changes in applicable accounting principles, and

•	The performance of state, regional and national economies.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $         million, after deducting the underwriting discount and our estimated offering expenses. We expect to use the net proceeds from this offering to pay down outstanding borrowings under the PNM Revolving Facility. Our borrowings under the PNM Revolving Facility at May 6, 2008, totaled $340.0 million at a weighted average interest rate of 4.04%. Amounts borrowed under the PNM Revolving Facility were used for general corporate purposes. Certain of the underwriters or their affiliates are lenders under the PNM Revolving Facility and, accordingly, will receive a portion of the proceeds from this offering. See ‘‘Underwriting — Relationships and FINRA Conduct Rules.’’

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows our ratio of earnings to fixed charges for the periods indicated:

Three Months Ended March 31,	Year Ended December 31,
2008	2007	2006	2005	2004	2003
N/M*	1.42	2.33	1.80	2.94	2.01

*	The ratio of earnings to fixed charges for the three months ended March 31, 2008 is not meaningful since the earnings available for fixed charges are negative. The shortfall in the earnings available for fixed charges to achieve a ratio of earnings to fixed charges of 1.00 amounts to $44.2 million for the three months ended March 31, 2008.

Our ratio of earnings to fixed charges is computed by dividing our earnings by our fixed charges. For the purposes of such computations:

•	earnings consist of earnings from continuing operations before income taxes plus fixed charges, less capitalized interest;

•	fixed charges consist of the continuing operations portions of interest expensed and capitalized, amortization of debt discount, premium and capitalized expenses related to indebtedness and estimated interest costs within rental expense; and

•	our natural gas operations are treated as discontinued operations for financial reporting and, accordingly, the earnings before income taxes and portions of the fixed charges attributable to our natural gas operations are excluded from the ratio of earning to fixed charges. Earnings before income taxes and fixed charges attributable to discontinued operations were $36.2 million and $3.2 million for the three months ended March 31, 2008 and $25.9 million and $13.1 million for the year ended December 31, 2007. The ratio of earnings to fixed changes, including the discontinued operations, would have been 0.63 and the shortfall to achieve a ratio of earnings to fixed charges of 1.00 would have been $8.0 million for the three months ended March 31, 2008. The ratio of earnings to fixed charges including the discontinued operations would have been 1.66 for the year ended December 31, 2007.

CAPITALIZATION

The following table shows our capitalization at March 31, 2008 on an actual basis and as adjusted to reflect this offering and application of the estimated net proceeds as described in ‘‘Use of Proceeds.’’ The as adjusted information does not reflect the concurrent offering relating to $350.0 million aggregate principal amount of senior notes of PNMR or the application or proceeds therefrom. You should read this table together with our historical financial statements and the accompanying notes incorporated by reference into this prospectus supplement.

	March 31, 2008
	Actual	As Adjusted
	(in thousands)
Short-term debt	$345,000	$—	(1)
Current installments of long-term debt	299,980	299,980
Total short-term debt and current installments of long-term debt	644,980	299,980
Long-term debt, excluding current installments:
Notes offered hereby	—	350,000
Other long-term debt	705,870	705,870
Unamortized discounts	(165)	(165)
Total long-term debt, excluding current installments	705,705	1,055,705
Cumulative preferred stock	11,529	11,529
Total common stockholder’s equity	1,393,388	1,393,388
Total capitalization	$2,755,602	$2,760,602

(1)	Does not reflect the payment of the underwriting discount and expenses of the offering or the additional short-term debt incurred since March 31, 2008. Short-term debt as of May 6, 2008 was $340.0 million. The payment of these costs and increase in short-term borrowings will result in less reduction of short-term debt to take into account these amounts.

LIQUIDITY AND CAPITAL RESOURCES

Statements of Cash Flows

The information set forth below should be read together with the Consolidated Statements of Cash Flows in our Annual Report on Form 10-K for the year ended December 31, 2007 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2008 incorporated by reference hereto. The changes in our cash flows are summarized as follows:

	Year Ended December 31,
				2007/2006	2006/2005
	2007	2006	2005	Change	Change
	(In millions)
Net cash flows from operating activities	$188.9	$97.5	$171.3	$91.4	$(73.8)
Net cash flows from investing activities	(286.7)	(219.1)	(151.0)	(67.6)	(68.1)
Net cash flows from financing activities	90.2	120.8	(24.1)	(30.6)	144.9
Net change in cash and cash equivalents	$(7.6)	$(0.8)	$(3.8)	$(6.8)	$3.0

The increase from 2006 to 2007 in our cash flows from operating activities reflects higher customer growth and pricing, reduced intercompany payments for services and employee benefits costs, and reduced income tax payments, partially offset by higher coal and purchased power costs, higher incentive based compensation payouts, and higher interest charges due to higher average short-term borrowings. In addition, higher than normal gas and market prices at the end of 2005 contributed to higher receivable collections in 2006 as compared to 2007 partially offset by reduced payments in 2007 associated with gas purchases due to lower prices as compared to 2006.

The decrease in cash flows from operating activities from 2005 to 2006 was primarily due to the impacts from PVNGS performance and the retail electric rate reduction, which was partially offset by retail load growth. In addition, intercompany cash payments for employee benefit costs and services contributed to the decrease in cash provided by operating activities.

Increases in our cash flows used in investing activities are primarily due to increased expenditures for utility plant additions, including the Luna Energy Facility in 2006, expansion of the Afton Generating Station, environmental upgrades at SJGS, and higher purchases of nuclear fuel for the PVNGS in 2007, partially offset by the proceeds from the sales of utility plant.

The decrease from 2006 to 2007 in our cash flows from financing activities is primarily driven by lower incremental short-term borrowings in 2007 compared to 2006, partially offset by the issuance of $20 million of Pollution Control Revenue Bonds (‘‘PCRBs’’). Borrowings were utilized in both 2006 and 2007 to fund construction expenditures.

The increase in cash flows from financing activities from 2005 to 2006 reflects increased incremental short-term borrowings and decreased dividend payments.

	Three Months Ended March 31,
	2008	2007	Change
	(In millions)
Net cash flows from operating activities	$47.2	$67.5	$(20.3)
Net cash flows from investing activities	(53.4)	(67.9)	14.5
Net cash flows from financing activities	23.6	(5.1)	28.7
Net change in cash and cash equivalents	$17.4	$(5.5)	$22.9

The change in PNM’s cash flows from operating activities reflects higher generation and purchased power costs combined with lower plant availability. The decrease in operating cash flows is partially offset by payments in 2007 of 2006 incentive based compensation accruals.

The changes in cash flows from investing activities relates primarily to less cash used for utility plant additions. Prior year utility plant additions included Afton plant expansion and corporate software upgrades.

The changes in cash flows from financing activities relate primarily to higher short-term borrowings in 2008 to fund construction expenditures.

Capital Requirements

Total capital requirements consist of construction expenditures and cash dividend requirements for preferred stock. The main focus of our current construction program is upgrading generation resources, including pollution control equipment, upgrading and expanding the electric transmission and distribution systems, and purchasing nuclear fuel. Projections for total capital requirements for 2008 are $295.2 million, including construction expenditures of $294.7 million. Total capital requirements for the years 2008 to 2012 are projected to be $1,308.8 million, including construction expenditures of $1,306.2 million. This projection includes $84.3 million for the SJGS environmental project to install low nitrous oxide combustion control and mercury reduction technologies, as well as equipment to increase sulfur dioxide controls. Budgeted construction expenditures for our natural gas operations, which are anticipated to be sold near the end of 2008, are included in the 2008 amount above, but budgeted expenditures for 2009 to 2012 totaling $147.7 million are not included. These estimates are under continuing review and subject to on-going adjustment, as well as to board review and approval.

We utilize cash generated from operations and cash on hand, as well as our liquidity arrangements, to meet our capital requirements and construction expenditures. We received $12.1 million from draws under $20 million of PCRBs issued by the City of Farmington, New Mexico during the year ended December 31, 2007 and $2.6 million in the three months ended March 31, 2008. We have $300.0 million in senior unsecured notes that are due in September 2008. We have no other long-term debt that comes due prior to 2016.

On January 12, 2008, PNM reached a definitive agreement to sell its natural gas operations, which comprise the PNM Gas segment, for $620 million in cash. PNM expects to use the net proceeds of these transactions to retire debt, fund future electric capital expenditures and for other corporate purposes.

In addition to this offering and the above transaction, we anticipate that it will be necessary to obtain additional long-term financing in the form of debt refinancing and/or new debt in order to fund some of our capital requirements and the repayment of senior unsecured notes in September 2008. We believe that our internal cash generation, credit arrangements, and access to capital markets will provide sufficient resources to meet our capital requirements and retire our senior unsecured notes at maturity. To cover the difference in the amounts and timing of cash generation and cash requirements, we intend to use short-term borrowings under our current and future liquidity arrangements.

Liquidity

Our current liquidity arrangements include the PNM Revolving Facility which expires in 2012, the PNM Delayed Draw Term Facility which expires in 2009 and local lines of credit. The PNM Revolving Facility provides short-term borrowing capacity and also allows letters of credit to be issued, which reduce the available capacity under the facilities.

We have a commercial paper program under which we may issue commercial paper for up to 365 days. The commercial paper is unsecured and the proceeds are used for short-term cash management needs. The PNM Revolving Facility serves as support for the outstanding commercial paper. Operationally, this means the aggregate borrowings under the commercial paper program and the PNM Revolving Facility cannot exceed the maximum amount of the PNM Revolving Facility.

A summary of these arrangements as of May 6, 2008 is as follows:

PNM
(In millions)
Financing Capacity:
PNM Revolving Facility	$400.0
PNM Delayed Draw Term Facility	300.0
Local lines of credit	13.5
Total financing capacity	$713.5
Commercial paper program maximum	$300.0
Amounts outstanding as of May 6, 2008:
Commercial paper program	$—
PNM Revolving Facility	340.0
PNM Delayed Draw Term Facility	—
Local lines of credit	—
Total short-term debt outstanding	340.0
Letters of credit	14.8
Total short term-debt and letters of credit	$354.8
Remaining availability as of May 6, 2008	$358.7

The remaining availability under the PNM Revolving Facility varies based on a number of factors, including the timing of collections of accounts receivables and payments for construction and operating expenditures. Between January 1, 2008 and April 30, 2008, availability averaged $89.9 million under the PNM Revolving Facility. During the same period, cash balances averaged $23.3 million.

We have an effective universal shelf registration statement with the SEC for the issuance of debt securities and preferred stock. As of May 6, 2008, we had approximately $200.0 million of remaining unissued securities registered under this shelf registration statement. In addition, in April 2008, we filed a new shelf registration statement for the issuance of debt securities that was declared effective on April 29, 2008. As of May 6, 2008, we had $750.0 million of unissued securities registered under this shelf registration statement. The new shelf registration statement contains a combined prospectus for $950.0 million of senior unsecured notes.

Our ability, if required, to access the capital markets at a reasonable cost and to provide for other capital needs is largely dependent upon our ability to earn a fair return on equity, our results of operations, our credit ratings, our ability to obtain required regulatory approvals and conditions in the financial and wholesale markets. Financing flexibility is enhanced by providing a high percentage of total capital requirements from internal sources and having the ability, if necessary, to issue long-term securities and to obtain short-term credit.

In April 2007, Moody’s changed the credit outlook of PNM to negative from stable.  In December 2007, S&P downgraded the ratings of our long-term securities, maintained the rating on short-term securities, and changed the outlook to stable from negative. In January 2008, Moody’s placed us on review for possible downgrade. On April 18, 2008, S&P lowered our credit ratings and placed us on credit watch for possible additional downgrades. On April 25, 2008, Moody’s lowered our credit ratings and continued a review for possible downgrade. On May 6, 2008, S&P lowered our ratings for commercial paper and preferred stock and took us off of credit watch and changed our credit outlook to stable. The ratings actions have increased our short-term borrowing costs and could increase our long-term borrowing costs. As of May 6, 2008, ratings on our securities were as follows:

PNM
S&P
Senior unsecured notes	BB+
Commercial paper	B-2
Preferred stock	B
Moody’s
Senior unsecured notes	Baa3
Commercial paper	P-3
Preferred stock	Ba2

Investors are cautioned that a security rating is not a recommendation to buy, sell or hold securities, that it is subject to revision or withdrawal at any time by the assigning rating organization, and that each rating should be evaluated independently of any other rating.

Under the PNM Delayed Draw Term Facility, in the event of a downgrade of either of our long-term unsecured senior credit ratings below their current ratings by S&P or Moody’s or our failure to issue and sell at least $350.0 million of long-term debt securities by June 13, 2008, we will be required to take all actions to attempt to obtain all necessary regulatory approvals and consents and use all commercially reasonable efforts to procure from the lenders under the PNM Revolving Facility and PNMR’s revolving credit facility, all consents, in each case required to allow us to grant security interests in our property to the administrative agent for the benefit of the lenders under the PNM Delayed Draw Term Facility. After receipt of such approvals and consents, we must promptly grant a first priority perfected security interest, subject to the pari passu liens granted or to be granted to other lenders, in all of our property (other than the assets being sold in the contemplated sale of our gas utility, assets under our current mortgage and assets which would customarily be excluded from a conventional utility mortgage, and any other assets as to which the parties reasonably determine that the cost of obtaining a security interest or perfection thereof are excessive in relation to the benefit to the lenders under the PNM Delayed Draw Term Facility).

Off-Balance Sheet Arrangements

Our off-balance sheet arrangements include our operating lease obligations for PVNGS Units 1 and 2, the EIP transmission line and the entire output of Delta, a 132 MW gas-fired generating plant.

In 1985 and 1986, we consummated sale and leaseback transactions for our interest in PVNGS Units 1 and 2. The original purpose of the sale-leaseback financing was to lower revenue requirements and to levelize the ratemaking impact of PVNGS being placed in-service.  The lease payments reflected lower capital costs as the equity investors were able to capitalize the investment with greater leverage than us and because the sale transferred tax benefits that we could not fully utilize.  Under traditional ratemaking, the capital costs of ownership of a major rate base addition, such as a nuclear plant, are front-end loaded.  The revenue requirements are high in the initial years and decline over the life of the plant as depreciation occurs.  On the other hand, the lease payments are level over the lease term.

Additionally, in 1996, we entered into an operating lease agreement for the rights to all the output of the Delta generating plant for 20 years.  The gas turbine generating unit is operated by Delta, which is a variable interest entity.  The plant is mainly used as a peaking plant to meet peak load requirements.

These arrangements help ensure us the availability of lower-cost generation needed to serve customers.

For reasons similar to the above, we built and sold the EIP Transmission Line in sale and leaseback transactions in 1985.  The EIP line is 216 miles long and runs from near Albuquerque to the Texas-New Mexico border.  It is a 345kv line with a capacity of 200 MW and is one of two interconnections in New Mexico linking the Western regional electrical grid with the West Texas grid.  We currently own 60% and operate 40% of the EIP line under the terms of a lease agreement extending into 2015 with renewal and a fair market value purchase option.

In addition to operating costs, we are required to make payments under these leases as follows:

	PVNGS Units 1&2	EIP	Delta Person PPA	Total
2008	$18,586	$714	$5,956	$25,256
2009	16,434	136	5,956	22,526
2010	15,249	204	5,956	21,409
2011	16,071	152	5,956	22,179
2012	27,853	582	5,956	34,391
Thereafter	90,536	7,112	45,164	142,812
Total	$184,729	$8,900	$74,944	$268,573

Contingent Provisions of Certain Obligations

We have a number of debt obligations and other contractual commitments that contain contingent provisions. Some of these, if triggered, could affect our liquidity. We could be required to provide security, immediately pay outstanding obligations or be prevented from drawing on unused capacity under certain credit agreements if the contingent requirements were to be triggered. The most significant consequences resulting from these contingent requirements are detailed in the discussion below.

The PNM Revolving Facility contains ‘‘ratings triggers,’’ for pricing purposes only. If we are downgraded or upgraded by the ratings agencies, the result would be an increase or decrease in interest cost, respectively. In addition, this facility contains contingent requirements that require us to maintain debt-to-capital ratios, including the present value of payments under the PVNGS and EIP leases as debt, of less than 65%. If such ratio were to exceed 65%, we could be required to repay all borrowings under the facility, be prevented from drawing on the unused capacity under the facility, and be required to provide security for all outstanding letters of credit issued under the facility.

If a contingent requirement were to be triggered under the PNM Revolving Facility resulting in an acceleration of the outstanding loans under the PNM Revolving Facility, a cross-default provision in the PVNGS leases could occur if the accelerated amount is not paid. If a cross-default provision is triggered, the lessors have the ability to accelerate their rights under the leases, including acceleration of all future lease payments.

Our standard purchase agreement for the procurement of gas for our retail customers and fuel needs contains a contingent requirement that could require us to provide security for our gas purchase obligations if the seller were to reasonably believe that we were unable to fulfill our payment obligations under the agreement.

The master agreement for the sale of electricity in the Western Systems Power Pool (‘‘WSPP’’) contains a contingent requirement that could require us to provide security if our debt were to fall below investment grade rating. The WSPP agreement also contains a contingent requirement, commonly called a material adverse change provision, which could require us to provide security if a material adverse change in its financial condition or operations were to occur.

Additionally, we utilize standard derivative contracts to financially hedge and trade energy. These agreements contain contingent requirements that could require us to provide security if our debt were to fall below investment grade rating.

As discussed above, our credit ratings were recently downgraded, which has resulted in increases in the interest rates on certain short-term debt obligations and the requirement to provide letters of credit to support certain agreements aggregating approximately $16 million. Based on additional credit facilities we have entered into and expect to enter into, we believe our financing arrangements are sufficient to meet the requirements of the contingent provisions.

Capital Structure

The capitalization tables below include the current maturities of long-term debt, but do not include operating lease obligations as debt.

	March 31, 2008	December 31, 2007
PNM
Common equity	57.8%	57.8%
Preferred stock	0.5%	0.5%
Long-term debt	41.7%	41.7%
Total capitalization	100.0%	100.0%

Dividends

We have not paid any dividends to PNMR since 2005.

DESCRIPTION OF THE NOTES

We will issue the notes as a separate series of debt securities under an indenture dated as of August 1, 1998, between us and The Bank of New York Trust Company, N.A. (as successor to JPMorgan Chase Bank, N.A.), as trustee, as supplemented by the third supplemental indenture dated as of            , 2008, between us and the trustee. The notes initially will be issued in an aggregate principal amount of $350.0 million. The notes will not be subject to a sinking fund provision. The notes will mature and become due and payable on                , 2018. The notes will be issued in the form of one or more global notes registered in the name of The Depository Trust Company or its nominee, as described below under ‘‘Description of Debt Securities — Book-Entry Issuance.’’

The following description is a summary of the material provisions of the notes, the indenture and the third supplemental indenture. These descriptions do not restate the indenture and the third supplemental indenture in their entirety. We urge you to read the indenture and the third supplemental indenture because they, and not this description, define your rights as a holder of the notes. We have filed a copy of the indenture as an exhibit to the registration statement of which this prospectus supplement and the accompanying prospectus are a part.

The notes are ‘‘debt securities’’ as that term is used in the accompanying prospectus. The description of the notes in this prospectus supplement replaces the description of the general provisions of the debt securities and the indenture in the accompanying prospectus to the extent that the following description is inconsistent with those provisions.

In this Description of the Notes, references to the indenture mean the indenture as supplemented by the third supplemental indenture creating the notes. We will file the third supplemental indenture as an exhibit to a current report on Form 8-K.

General

The notes:

•	will be unsecured senior indebtedness of PNM;

•	will be senior in right of payment to all our future subordinated indebtedness;

•	will rank equally in right of payment with all our existing and future senior indebtedness;

•	will not be subject to any sinking fund; and

•	will be issued only in registered form, without coupons, in denominations of $1,000 and integral multiples thereof.

The notes will be initially limited to $350.0 million aggregate principal amount. We may issue additional notes of this series in the future without the consent of the existing holders. Any such additional notes will have the same terms as the notes being offered by this prospectus supplement but may be offered at a different public offering price than the notes being offered by this prospectus supplement. If issued, these additional notes will become part of the same series as the notes being offered by this prospectus supplement. Holders of the notes and any additional notes will be treated as a single class for all purposes under the indenture, including waivers, amendments and redemption.

Maturity, Interest and Principal Payments

The notes will mature on                 , 2018. Interest on the notes will accrue at the rate of     % per annum from                 , 2008. Interest on the notes will be payable semiannually in arrears on      and      of each year, commencing                 , 2008. We will make interest payments to noteholders of record of each at the close of business on the    th day immediately preceding the applicable interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any interest payment date would otherwise fall on a day that is not a business day, that interest payment date will be postponed to the next day that is a business day and no interest or other payment will accrue as a result of that postponement. Principal of, premium, if any, and interest on the notes will be payable, and the notes will be transferable, at our office or agency in The City of

New York maintained for those purposes, which initially will be the corporate trust agency of The Bank of New York Trust Company, N.A. maintained in New York, New York. We will not impose any service charge for any transfer, exchange or redemption of notes, but we or the trustee may require payment of any tax or other governmental charge that may be payable in connection with transfers, exchanges or redemptions.

Ranking

The notes will be our direct, unsecured general obligations and will rank without preference or priority among themselves and equally with all of our existing and future unsecured and unsubordinated debt. Claims of holders of the notes will be effectively subordinated to the claims of holders of our secured debt with respect to the collateral securing such claims. As of March 31, 2008, we had $1,350.9 million aggregate principal amount of short-term and long-term debt outstanding, $65.0 million of which is secured in the form of first mortgage bonds, secured by a mortgage lien on our ownership interest in PVNGS. No future bonds may be issued under the mortgage securing such bonds. We have an application pending with the NMPRC to request authority to issue new secured debt and to secure our outstanding debt.

Except as described under ‘‘Description of Senior Unsecured Notes — Restrictions on Liens’’ in the accompanying prospectus, the indenture under which the notes will be issued will not limit our ability to issue or incur other debt or liabilities (secured or unsecured) or issue preferred stock. In addition, the indenture will not contain provisions that afford holders of the notes protection in the event of a highly leveraged transaction or other similar transaction involving us that may adversely affect the holders.

Optional Redemption

We may, at our option, redeem some or all of the notes at any time and from time to time at a redemption price equal to the greater of the following amounts, plus, in each case, accrued and unpaid interest on the principal amount being redeemed to the applicable redemption date:

•	100% of the principal amount of the notes to be redeemed; and

•	the sum of the present values of the principal amount and the remaining scheduled payments of interest on the notes to be redeemed (not including any portion of payments of interest accrued as of the applicable redemption date), discounted to the applicable redemption date in accordance with customary market practice on a semi-annual basis at a rate equal to the sum of the Treasury Rate plus %.

The redemption prices will be calculated by the Independent Investment Banker assuming a 360-day year consisting of twelve 30-day months. For purposes of calculating the redemption prices, the following terms will have the meanings set forth below.

‘‘Business Day’’ means any day, other than (i) a Saturday or Sunday, (ii) a day on which banking institutions in the City of New York are authorized or required by law, regulation or executive order to remain closed, or (iii) a day on which the Corporate Trust Office of the trustee is closed for business.

‘‘Comparable Treasury Issue’’ means the U.S. Treasury security or securities selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be used, at the time of selection and in accordance with customary market practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

‘‘Comparable Treasury Price’’ means, with respect to any redemption date,

•	the bid-side price for the Comparable Treasury Issue as of the third Business Day preceding the redemption date, as set forth in the daily statistical release (or any successor release) published by the Wall Street Journal in the table entitled ‘‘Treasury Bonds, Notes, and Bills,’’ as determined by the Independent Investment Banker, or

•	if such release (or any successor release) is not published or does not contain such prices on such Business Day:

•	the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of the Reference Treasury Dealer Quotations;

•	if the trustee obtains fewer than four Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations so received; or

•	if only one Reference Treasury Dealer Quotation is received, such quotation.

‘‘Independent Investment Banker’’ means one of the Reference Treasury Dealers selected by the trustee after consultation with us.

‘‘Reference Treasury Dealer’’ means each of four primary U.S. Government securities dealers in New York City (each a ‘‘Primary Treasury Dealer’’), consisting of (i) Lehman Brothers Inc. (or its affiliate), (ii) Merrill Lynch, Fenner, Pierce & Smith Incorporated (or its affiliate), and (iii) two other nationally recognized investment banking firms (or their affiliates) that we select in connection with the particular redemption, and their respective successors, provided that if any of them ceases to be a Primary Treasury Dealer, we will substitute another nationally recognized investment banking firm (or its affiliate) that is a Primary Treasury Dealer.

‘‘Reference Treasury Dealer Quotations’’ means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third Business Day preceding that redemption date.

‘‘Treasury Rate’’ means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated on the third Business Day preceding the applicable redemption date, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

We will mail notice of any redemption, at least 30 days but not more than 60 days before the applicable redemption date, to each holder of the notes to be redeemed. If we redeem less than all of the notes, the trustee will select the particular notes to be redeemed by lot, on a pro rata basis or by another method the trustee deems fair and appropriate.

Unless we default in the payment of the redemption price, on and after the applicable redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

Defeasance and Covenant Defeasance

The notes, in whole or in any specified part, shall be defeasible pursuant to the defeasance and covenant provisions of the indenture. See ‘‘Description of Senior Unsecured Notes — Discharge, Defeasance and Covenant Defeasance’’ in the accompanying prospectus.

Book-Entry Issuance

We will issue the notes in the form of one or more fully registered global securities. The global securities will be deposited with the trustee under the indenture as custodian for the depositary, which will be The Depository Trust Company (‘‘DTC’’), and registered in the name of the depositary or its nominee.

Unless and until it is exchanged in whole or in part for the individual notes it represents, a global security may not be transferred except as a whole:

•	by the applicable depositary to a nominee of the depositary;

•	by any nominee of the depositary to the depositary or another nominee; or

•	by the depositary or any nominee to a successor depositary or any nominee of the successor.

Investors may hold their beneficial interests in the global securities directly through the depositary if they have an account with the depositary or indirectly through organizations that have accounts with the depositary.

The following is based on information furnished to us by DTC:

DTC is a limited-purpose trust company organized under the New York Banking Law, a ‘‘banking organization’’ within the meaning of the New York Banking Law, a member of the Federal Reserve System, a ‘‘clearing corporation’’ within the meaning of the New York Uniform Commercial Code, and a ‘‘clearing agency’’ registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’). DTC holds securities that its participants (‘‘Direct Participants’’) deposit with DTC. DTC also facilitates the settlement among Direct Participants of sales and other securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (DTCC). DTCC, in turn, is owned by a number of Direct Participants of DTC and Members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation, and Emerging Markets Clearing Corporation, as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, trust companies and clearing companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (‘‘Indirect Participants’’). The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

Purchases of the notes under the DTC system must be made by or through Direct Participants, who will receive a credit for the notes on DTC’s records. The ownership interest of each actual purchaser of each note (‘‘Beneficial Owner’’) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the notes, except in the event that use of the book-entry system for the notes is discontinued.

To facilitate subsequent transfers, all notes deposited by Direct Participants with the trustee on behalf of DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of notes with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the notes; DTC’s records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the notes. Under its usual procedures, DTC mails an omnibus proxy to the Company as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the record date (identified in a listing attached to the omnibus proxy).

Principal and interest payments on the notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from the Company or its agent on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with notes held for the accounts of customers in bearer form or registered in ‘‘street name,’’ and will be the responsibility of such Participant and not of DTC, the Company or the trustee, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Company or its agent, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to the Company or the trustee. Under such circumstances, if a successor securities depository is not obtained, security certificates are required to be printed and delivered.

The Company may decide to discontinue use of the system of book-entry only transfers through DTC (or a successor securities depository). In that event, security certificates will be printed and delivered to DTC.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

We have no responsibility for the performance by DTC or its Participants of their respective obligations as described in this prospectus supplement or under the rules and procedures governing their respective operations.

The Trustee

The trustee under the indenture as supplemented by the third supplemental indenture is The Bank of New York Trust Company, N.A. (as successor to JPMorgan Chase Bank, N.A. (formerly JPMorgan Chase Bank)). The indenture provides that, except during the continuance of an event of default, the trustee will perform only the duties that are specifically set forth in the indenture. If an event of default has occurred and is continuing, the trustee will exercise the rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

The indenture and provisions of the Trust Indenture Act of 1939, as amended, contain limitations on the rights of the trustee, should it become a creditor of PNM, to obtain payment of claims in certain cases or to realize on certain property received by it on any such claims, as security or otherwise. The trustee is permitted to engage in other transactions, but if it acquires any conflicting interest and a default occurs it must eliminate that conflict within 90 days, apply to the SEC for permission to continue as trustee or resign.

The Bank of New York Trust Company, N.A. (as successor to JPMorgan Chase Bank, N.A. (formerly JPMorgan Chase Bank)) is also the trustee under an indenture for our other senior notes and we and our affiliates also maintain credit and liquidity facilities and conduct other banking transactions with affiliates of the trustee in the ordinary course of our businesses.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain material U.S. federal income tax considerations of purchasing, owning and disposing of the notes. This discussion applies only to the holders of the notes who acquire the notes pursuant to this prospectus supplement at their initial offering price and who hold the notes as capital assets.

In this discussion, we do not purport to address all tax considerations that may be important to a particular holder in light of the holder’s circumstances, or to certain categories of investors that may be subject to special rules, such as:

•	brokers or dealers in securities or currencies;

•	traders in securities;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons holding notes as part of a hedge, straddle, conversion or other ‘‘synthetic security’’ or integrated transaction;

•	U.S. expatriates;

•	banks, thrifts or other financial institutions;

•	insurance companies;

•	persons subject to the alternative minimum tax;

•	entities that are tax-exempt for U.S. federal income tax purposes; and

•	partnerships and other pass-through entities and holders of interests therein.

This discussion is included for general information only and does not address all of the aspects of U.S. federal income taxation that may be relevant to you in light of your particular investment or other circumstances. In addition, this discussion does not address any state or local income, foreign income or other tax consequences. This discussion is based on U.S. federal income tax law, including the provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations, administrative rulings and judicial authority, all as in effect as of the date of this prospectus supplement. Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income tax consequences of purchasing, owning and disposing of notes as described below. Before you purchase notes, you should consult your own tax advisor regarding the particular U.S. federal, state and local income, foreign income and other tax consequences of acquiring, owning and disposing of notes that may be applicable to you.

U.S. Holders

The following summary applies to you only if you are a U.S. holder (as defined below).

Definition of a U.S. Holder

A ‘‘U.S. holder’’ is a beneficial owner of a note or notes who or which is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision of the United States, including any state;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of the source of that income; or

•	a trust, if, in general, a U.S. court is able to exercise primary supervision over the trust’s administration and one or more United States persons (within the meaning of the Internal Revenue Code) have the authority to control all of the trust’s substantial decisions, or the trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

We do not expect the notes to be issued at a discount so as to cause original issue discount (‘‘OID’’) for U.S. federal income tax purposes. If, contrary to current expectations, the notes are issued at a discount so as to cause OID, you generally will be required to include such OID in gross income in advance of the receipt of cash attributable to that income. The remainder of this discussion assumes that the notes will not be issued with OID.

Payments of Interest

The notes bear interest at a fixed rate. Interest on your notes will be taxed as ordinary interest income. In addition:

•	if you use the cash method of accounting for U.S. federal income tax purposes, you will have to include the interest on your notes in your gross income at the time that you receive the interest; or

•	if you use the accrual method of accounting for U.S. federal income tax purposes, you will have to include the interest on your notes in your gross income at the time that the interest accrues.

Sale or Other Disposition of Notes

When you sell or otherwise dispose of your notes in a taxable transaction, you generally will recognize taxable gain or loss equal to the difference, if any, between:

•	the amount realized on the sale or other disposition, less any amount attributable to accrued interest, which will be taxable as ordinary income to the extent you have not previously included the accrued interest in income; and

•	your adjusted tax basis in the notes.

Your tax basis in your notes generally will equal the amount you paid for the notes. Your gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if at the time of the sale or other taxable disposition you have held the notes for more than one year. Subject to limited exceptions, your capital losses cannot be used to offset your ordinary income. If you are a non-corporate U.S. holder, your long-term capital gain generally will be subject to a maximum tax rate of 15% for taxable years beginning on or before December 31, 2010. For taxable years beginning on or after January 1, 2011, the long-term capital gain rate is currently scheduled to increase to 20%.

Information Reporting and Backup Withholding

Information reporting requirements generally apply to interest and principal payments and to the proceeds of sales before maturity (unless you are an exempt recipient such as a corporation). These amounts generally must be reported to the Internal Revenue Service and to you. In general, ‘‘backup withholding’’ may apply:

•	to any payments made to you of interest on your notes, and

•	to payment of the proceeds of a sale or other disposition of your notes before maturity,

if you are a non-corporate U.S. holder and fail to provide a correct taxpayer identification number, certified under penalties of perjury, or otherwise fail to comply with applicable requirements of the backup withholding rules.

The applicable backup withholding rate will be the fourth lowest income tax rate applicable to unmarried individuals for the relevant taxable year. Currently, the backup withholding rate is 28%. The backup withholding tax is not an additional tax and may be refunded or credited against your U.S. federal income tax liability if the required information is provided timely to the Internal Revenue Service.

Non-U.S. Holders

The following summary applies to you if you are not a U.S. holder (as defined above) or a partnership (including an entity treated as a partnership for U.S. federal income tax purposes). An individual may, subject to exceptions, be deemed to be a resident alien, as opposed to a non-resident alien, by, among other ways, being present in the U.S.:

•	on at least 31 days in the calendar year, and

•	for an aggregate of at least 183 days during a three-year period ending in the current calendar year, counting for these purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year.

Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens.

U.S. Federal Withholding Tax

Under current U.S. federal income tax laws, and subject to the discussion below, U.S. federal withholding tax will not apply to payments by us or our paying agent (in its capacity as such) of interest on your notes under the ‘‘portfolio interest’’ exception of the Internal Revenue Code, provided that interest on the notes is not effectively connected with your conduct of a trade or business in the United States and:

•	you do not, directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not a controlled foreign corporation for U.S. federal income tax purposes that is related, directly or indirectly, to us through sufficient stock ownership (as provided in the Internal Revenue Code); and

•	you certify as to your foreign status by providing a properly executed IRS Form W-8BEN or appropriate substitute form to:

•	us or our paying agent; or

•	a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds your notes on your behalf and that certifies to us or our paying agent under penalties of perjury that it has received from you or an intermediate financial institution your signed, written statement and provides us or our paying agent with a copy of this statement.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed IRS Form W-8BEN (or successor form) claiming an exemption from (or a reduction of) withholding under the benefit of a U.S. income tax treaty, or you provide us with a properly executed IRS Form W-8ECI claiming that the payments of interest are effectively connected with your conduct of a trade or business in the United States.

U.S. Federal Income Tax

Except for the possible application of U.S. federal withholding tax (as described immediately above) and backup withholding tax (see ‘‘Backup Withholding and Information Reporting’’ below), you generally will not have to pay U.S. federal income tax on payments of interest on your notes, or on any gain or income realized from the sale, redemption, retirement at maturity or other disposition of your notes (subject to, in the case of proceeds representing accrued interest, the conditions described in ‘‘U.S. Federal Withholding Tax’’ immediately above) unless:

•	in the case of gain, you are an individual who is present in the United States for 183 days or more during the taxable year of the sale or other taxable disposition of your notes and specific other conditions are present; or

•	the income or gain is effectively connected with your conduct of a U.S. trade or business, and, if a U.S. income tax treaty applies, is attributable to a U.S. ‘‘permanent establishment’’ maintained by you.

If you are engaged in a trade or business in the United States and interest, gain or any other income attributable to your notes is effectively connected with the conduct of your trade or business, and, if a U.S. income tax treaty applies, you maintain a U.S. ‘‘permanent establishment’’ to which the interest, gain or other income is generally attributable, you generally will be subject to U.S. income tax on a net income basis on such interest, gain or income. In this instance, however, the interest on your notes will be exempt from the 30% U.S. withholding tax discussed immediately above under ‘‘U.S. Federal Withholding Tax’’ if you provide a properly executed IRS Form W-8ECI or appropriate substitute form to us or our paying agent on or before any payment date to claim the exemption.

In addition, if you are a foreign corporation, you may be subject to a U.S. branch profits tax equal to 30% of your effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless a lower rate applies to you under a U.S. income tax treaty with your country of residence. For this purpose, you must include interest and gain on your notes in the earnings and profits subject to the U.S. branch profits tax if these amounts are effectively connected with the conduct of your U.S. trade or business.

Backup Withholding and Information Reporting

Payments of interest on a note, and amounts withheld from such payments, if any, generally will be required to be reported to the U.S. Internal Revenue Service and to you. Backup withholding will not apply to payments made by us or our paying agent (in its capacity as such) to you if you have provided the required certification that you are a non-U.S. holder as described in ‘‘U.S. Federal Withholding Tax’’ above, and if neither we nor our paying agent has actual knowledge or reason to know that you are a U.S. holder (as described in ‘‘— U.S. Holders — Definition of a U.S. Holder’’ above).

The gross proceeds from the disposition of your notes may be subject to information reporting and backup withholding tax. If you sell your notes outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your notes though a non-U.S. office of a broker that:

•	is a United States person (as defined in the Internal Revenue Code);

•	is a foreign person that derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

•	is a ‘‘controlled foreign corporation’’ for U.S. federal income tax purposes; or

•	is a foreign partnership that, at any time during its taxable year, has more than 50% of its income or capital interests owned by United States persons or is engaged in the conduct of a U.S. trade or business;

unless the broker has documentary evidence in its files that you are not a United States person and certain other conditions are met or you otherwise establish an exemption. If you receive payments of the proceeds of a sale of your notes to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you provide an IRS Form W-8BEN or an appropriate substitute form certifying that you are not a United States person or you otherwise establish an exemption.

You should consult your own tax advisor regarding application of backup withholding in your particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or credit against your U.S. federal income tax liability, provided that the required information is furnished timely to the Internal Revenue Service.

UNDERWRITING

Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as the representatives of the underwriters of this offering. Under the terms of an underwriting agreement, which we will file as an exhibit to a current report on Form 8-K, each of the underwriters named below has severally agreed to purchase from us the principal amount of notes shown opposite its name below:

Underwriter	Aggregate Principal Amount of Notes
Lehman Brothers Inc.	$
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Morgan Stanley & Co. Incorporated
RBC Capital Markets Corporation
Wachovia Capital Markets, LLC
Banc of America Securities LLC
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities Inc.
Wedbush Morgan Securities Inc.
Total		$350,000,000

The underwriting agreement provides that the underwriters’ obligation to purchase the notes depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the notes offered hereby, if any of the notes are purchased,

•	the representations and warranties made by us to the underwriters are true,

•	there is no material change in our business or in the financial markets, and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The representatives of the underwriters have advised us that the underwriters propose to offer the notes directly to the public at the public offering price on the cover of this prospectus supplement and may offer the notes to selected dealers at a price that represents a concession not in excess of         % of the principal amount of the notes. Such dealers may reallow a concession not in excess of         % of the principal amount of the notes to certain other dealers. After the initial offering of the notes, the public offering price and other selling terms may from time to time be varied by the underwriters.

The expenses of the offering that are payable by us are estimated to be $250,000 (excluding underwriting discounts and commissions).

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the notes, in accordance with Regulation M under the Securities Exchange

Act of 1934, as amended (the ‘‘Exchange Act’’). Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding adecline in the market price of the notes and short positions created by the underwriters involve the sale of a greater aggregate principal amount of notes than the underwriters are required to purchase from us. The representatives of the underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers for notes sold in the offering may be reclaimed by the representatives of the underwriters if such notes are repurchased by the underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the notes which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at anytime.

Trading Market

We do not intend to apply for listing of the notes on a securities exchange or for quotation among automated quotation systems, but have been advised by the underwriters that they intend to make a market in the notes, but they are not obligated to do so and may discontinue any market making at any time without notice. We cannot assure you as to the liquidity of the trading market for the notes.

Relationships and FINRA Conduct Rules

Certain of the underwriters and their related entities have engaged and may engage in commercial and investment banking transactions with us in the ordinary course of their business and are acting as underwriters in the concurrent offering of senior notes of our parent company, PNMR. They have received customary compensation and expenses for these commercial and investment banking transactions. Affiliates of certain underwriters are lenders under the PNM Revolving Facility and may receive more than 10% of the net proceeds from this offering. Certain underwriters or their affiliates are also dealers on our commercial paper program. This offering is being conducted in accordance with Rule 2710(h) of the Financial Industry National Regulatory Authority, or FINRA. UnionBanc Investment Services LLC, a FINRA member and subsidiary of Union Bank of California, N.A., is being paid a referral fee by Wedbush Morgan Securities Inc.

We expect that delivery of the notes will be made against payment therefor on or about                  2008, which we expect to be the    th business day following the date hereof (this settlement cycle being referred to as ‘‘T+    ’’). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any day prior to the third business day before the settlement date will be required, by virtue of the fact that we expect the notes initially to settle in T+    , to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

LEGAL MATTERS

Certain legal matters in connection with the offering of the notes will be passed upon for us by Charles L. Moore, Esq., Associate General Counsel of PNMR, Troutman Sanders LLP and Snell & Wilmer L.L.P. As of May 6, 2008, Charles L. Moore, Esq. held options to acquire 20,000 shares of PNMR common stock (7,326 of which were exercisable). Certain matters will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP.

WHERE YOU CAN FIND MORE INFORMATION

PNM files annual, quarterly and current reports and other information with the SEC. You may read and copy these documents at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

PNM’s Internet address is www.pnm.com. The contents of the website are not a part of the registration statement of which this prospectus supplement and the accompanying prospectus are a part. PNM’s filings with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, are accessible free of charge at PNMR’s website at www.pnmresources.com as soon as reasonably practicable after PNM electronically files such material with, or furnishes it to, the SEC. These reports are also available upon request in print from us free of charge.

PNM is ‘‘incorporating by reference’’ in this prospectus supplement and the accompanying prospectus information PNM files with the SEC, which means that PNM is disclosing important information to you by referring you to those documents. Our combined filings with the SEC present separate filings by PNMR, PNM and Texas-New Mexico Power Company (‘‘TNMP’’). Information contained therein relating to an individual registrant (which, in the case of PNM, includes any information applicable to PNM, PNM Electric, PNM Gas or PNM Wholesale in the Management’s Discussion and Analysis of Financial Condition and Results of Operations for PNMR in the documents incorporated by reference herein) is filed by that registrant on its own behalf and each registrant makes no representation as to information relating to other registrants. The information PNM incorporates by reference is considered to be part of this prospectus supplement, unless PNM updates or supersedes that information by the information contained in this prospectus supplement or the information PNM files subsequently with the SEC that is incorporated by reference in this prospectus supplement. PNM is incorporating by reference the following documents that it has filed with the SEC (except those portions of filings that relate to PNMR or TNMP as separate registrants), other than any information in these documents that is deemed not to be ‘‘filed’’ with the SEC:

•	PNM’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 as filed on February 29, 2008;

•	PNMR’s Proxy Statement on Schedule 14A as filed on April 28, 2008;

•	PNM’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 as filed on May 7, 2008; and

•	PNM’s Current Reports on Form 8-K as filed on January 17, 2008, March 11, 2008 and May 7, 2008.

PNM also incorporates by reference into this prospectus supplement any filings it makes with the SEC (excluding information furnished under Items 2.02 or 7.01 of Current Reports on Form 8-K) under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus supplement.

You may obtain without charge a copy of any of the documents PNM incorporates by reference, except for exhibits to such documents which are not specifically incorporated by reference into such documents, by contacting us at Public Service Company of New Mexico, Alvarado Square, Albuquerque, New Mexico, 87158, Attention: Investor Relations. You may also telephone your request at (505) 241-2477.

PROSPECTUS

$950,000,000

PUBLIC SERVICE COMPANY OF

NEW MEXICO

SENIOR UNSECURED NOTES

We may offer from time to time up to an aggregate of $950,000,000 of our senior unsecured notes. We will specify the principal amount of senior unsecured notes being offered and the underwriters for the offering, together with the terms and conditions for such offering, the public offering price, the underwriting discounts and commissions and our net proceeds from the sale thereof, in supplements to this prospectus. You should read both the prospectus and the applicable prospectus supplement carefully before you invest.

Our principal executive offices are located at Alvarado Square, Albuquerque, New Mexico, 87158 and our telephone number is (505) 241-2700.

Investing in our senior unsecured notes involves risk. See ‘‘Risk Factors’’ on page 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 29, 2008.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or SEC, using a ‘‘shelf’’ registration process. Under this shelf registration process, we may sell the securities described in this prospectus in one or more offerings up to a total dollar amount of $950,000,000. This prospectus provides you with a general description of the securities that we may offer. Each time we offer any of the securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading ‘‘Where You Can Find More Information.’’

For more detailed information about the securities, you can read the exhibits to the registration statement. Those exhibits have been either filed with the registration statement or with our other SEC filings incorporated by reference in the registration statement.

We are not offering the senior unsecured notes in any jurisdiction where the offer is not permitted.

You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each of those documents.

Unless otherwise indicated or unless the context otherwise requires, all references in this prospectus to ‘‘PNM’’, ‘‘we’’, ‘‘our’’, ‘‘us’’, or similar references mean Public Service Company of New Mexico and all of its subsidiaries.

RISK FACTORS

Investing in our senior unsecured notes involves risk. Before you invest in our senior unsecured notes, you should carefully consider the risks set forth in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2007, which is incorporated by reference in this prospectus. See also ‘‘Where You Can Find More Information’’ about future filings which we will make with the SEC, some of which may contain additional risk factors, and are incorporated by reference into this prospectus. If any of the risks actually occurs, our business, financial condition, results of operations and cash flows could be harmed.

PUBLIC SERVICE COMPANY OF NEW MEXICO

We are a public utility company that was organized under the laws of the State of New Mexico on May 9, 1917. We are an integrated public utility with regulated operations primarily engaged in the generation, transmission and distribution of electricity, transmission and distribution and sale of natural gas, and unregulated operations primarily focused on the sale and marketing of electricity in the western United States. PNM is a wholly-owned subsidiary of PNM Resources, Inc. (‘‘PNMR’’), an investor-owned holding company of energy and energy-related businesses.

Our executive offices are located at Alvarado Square, Albuquerque, New Mexico 87158, and our telephone number is (505) 241-2700.

USE OF PROCEEDS

Except as may otherwise be set forth in a prospectus supplement, the proceeds from the sale of these senior unsecured notes may be used to retire outstanding debt, to finance a portion of our capital expenditures and for other general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows our ratio of earnings to fixed charges for the periods indicated:

Year Ended December 31,
2007	2006	2005	2004	2003
1.42	2.33	1.80	2.94	2.01

Our ratio of earnings to fixed charges is computed by dividing our earnings by our fixed charges. For the purposes of such computations:

•	earnings consist of earnings from continuing operations before income taxes plus fixed charges, less capitalized interest;

•	fixed charges consist of the continuing operations portions of interest expensed and capitalized, amortization of debt discount, premium and capitalized expenses related to indebtedness and estimated interest costs within rental expense; and

•	our natural gas operations are treated as discontinued operations for financial reporting and, accordingly, the earnings and portions of the fixed charges attributable to our natural gas operations are excluded from the ratio of earning to fixed charges.

DESCRIPTION OF SENIOR UNSECURED NOTES

General

The following description sets forth certain general terms and provisions of our senior unsecured notes, or SUNs. When we offer SUNs in the future, a prospectus supplement will explain the particular terms of those SUNs, and the extent to which any of these general provisions will not apply.

The SUNs will be our unsecured and unsubordinated obligations ranking equally with all of our existing and future unsecured and unsubordinated obligations. We may issue the SUNs from time to time in one or more series, under the indenture dated as of August 1, 1998 between us and The Bank of New York Trust Company, N.A. (as successor to JPMorgan Chase Bank, N.A.), as trustee (the Trustee). This indenture, as it may be amended and supplemented from time to time, is referred to in this prospectus as the Indenture.

We have summarized selected provisions of the Indenture below. You should read this summary together with the Indenture, any supplemental indentures or other documents establishing the SUNs for a complete understanding of the provisions that may be important to you. You should also read this prospectus and any applicable prospectus supplement before you make any investment decision. The following descriptions of the SUNs and the Indenture are qualified by reference to the Indenture, which is filed as an exhibit to the registration statement of which this prospectus is a part. References to certain sections of the Indenture are included in parentheses. Whenever particular provisions or defined terms in the Indenture are referred to under this ‘‘Description of Senior Unsecured Notes,’’ such provisions or defined terms are incorporated by reference herein. The Indenture is qualified under the Trust Indenture Act of 1939. You should refer to the Trust Indenture Act of 1939 for provisions that apply to the SUNs.

The Indenture provides that the applicable SUNs will be issued in one or more series, may be issued at various times, may have differing maturity dates and may bear interest at differing rates. We need not issue all SUNs of one series at the same time and, unless otherwise provided, we may reopen a series, without the consent of the holders of the SUNs of that series for issuances of additional SUNs of that series.

The prospectus supplement relating to any series of SUNs being offered will include specific terms relating to that offering. These terms will include any of the following terms that apply to that series:

•	the title of the SUNs;

•	the total principal amount of the SUNs;

•	the person or persons to whom interest payments are made, if other than the registered holder;

•	the date or dates on which the principal of the SUNs will be payable, how the dates will be determined;

•	the rate or rates at which the SUNs will bear interest, if any, and how the rate or rates will be determined;

•	the date or dates from which interest on the SUNs will accrue, the interest payment dates on which interest will be paid, and the record dates for the interest payments;

•	the right, if any, to extend the interest payment periods for the SUNs and the duration of the extension;

•	the place or places at which or methods by which payments will be made;

•	whether we have the option to redeem the SUNs and, if so, the terms of our redemption option;

•	any sinking fund or other provisions or options held by holders of the SUNs that would obligate us to repurchase or otherwise redeem the SUNs;

•	if the SUNs will be issued in denominations other than $1,000 and integral multiples thereof;

•	any index or formula used for determining principal, premium or interest;

•	the currency or currencies in which payments will be made if other than United States dollars, and the manner of determining the equivalent of those amounts in United States dollars;

•	if payments may be made on any of the SUNs, at our election or at the holder’s election, in a currency or currencies other than that in which the SUNs are stated to be payable, then the currency or currencies in which those payments may be made, the terms and conditions of the election and the manner of determining those amounts;

•	the portion of the principal payable upon acceleration of maturity, if other than the entire principal;

•	if the principal payable on the maturity date will not be determinable on one or more dates prior to the maturity date, the amount which will be deemed to be such principal amount as of any such date or the manner of determining such amount;

•	whether the provisions described below under ‘‘Discharge, Defeasance and Covenant Defeasance’’ will apply to the SUNs;

•	whether the SUNs will be issuable as global securities and, if so, the securities depositary;

•	any changes or additions to the events of default under the Indenture or changes or additions to our covenants under the Indenture; and

•	any other terms of the SUNs not inconsistent with the terms of the Indenture.

(See Section 3.01)

All SUNs of any one series will be substantially identical except as to denomination and except as may otherwise be determined in the manner provided for in the Indenture. (See Section 3.01)

The SUNs are not secured by any property or assets and represent our unsecured debt obligations. As discussed below under ‘‘— Restrictions on Liens and — Restrictions on Sale and Lease-Back Transactions,’’ the Indenture contains certain limitations on our ability to create liens and enter into sale and leaseback transactions. Such limitations do not afford holders of the SUNs protection in the event of a highly leveraged or other transaction involving us that may adversely affect the holders of the SUNs. The Indenture does not limit our ability to pay dividends or limit our ability to incur other unsecured and unsubordinated debt ranking equally with all of our existing and future unsecured and unsubordinated obligations. However, debt to capital requirements in certain of our financial instruments and regulatory agreements would limit the amount of additional debt we could issue.

SUNs may be sold at a substantial discount below their principal amount. You should consult the applicable prospectus supplement for a description of certain special United States federal income tax considerations which may apply to SUNs sold at an original issue discount or denominated in a currency other than United States dollars.

Global SUNs

We may issue some or all of the SUNs as book-entry securities. Any such book-entry securities will be represented by one or more fully registered global securities. We will register each global security with or on behalf of a securities depositary identified in the applicable prospectus supplement. Each global security will be deposited with the securities depositary or its nominee or a custodian for the securities depositary.

As long as the securities depositary or its nominee is the registered holder of a global security representing SUNs, that person will be considered the sole owner and holder of the global security and the SUNs it represents for all purposes. Except in limited circumstances, owners of beneficial interests in a global security:

•	may not have the global security or any of the SUNs it represents registered in their names;

•	may not receive or be entitled to receive physical delivery of certificated SUNs in exchange for the global security; and

•	will not be considered the owners or holders of the global security or any of the SUNs it represents for any purposes under the SUNs or the Indenture.

We will make all payments of principal and any premium and interest on a global security to the securities depositary or its nominee as the holder of the global security. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

Ownership of beneficial interests in a global security will be limited to institutions having accounts with the securities depositary or its nominee, which are called ‘‘participants’’ in this discussion, and to persons that hold beneficial interests through participants. When a global security representing SUNs is issued, the securities depositary will credit on its book entry, registration and transfer system the principal amounts of SUNs the global security represents to the accounts of its participants. Ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by:

•	the securities depositary, with respect to participants’ interests; and

•	any participant, with respect to interests the participant holds on behalf of other persons.

Payments to owners of beneficial interests held through participants will be the responsibility of those participants. The securities depositary may from time to time adopt various policies and procedures governing payments, transfers, exchanges and other matters relating to beneficial interests in a global security. None of the following will have any responsibility or liability for any aspect of the securities depositary’s or any participant’s records relating to beneficial interests in a global security representing SUNs, for payments made on account of those beneficial interests or for maintaining, supervising or reviewing any records relating to those beneficial interests:

•	PNM;

•	the Trustee; or

•	an agent of either of them.

Redemption

We will set forth any terms for the redemption of the SUNs in a prospectus supplement. Unless we indicate differently in a prospectus supplement, the SUNs will be redeemable upon notice by mail to the holders between 30 and 60 days prior to the redemption date. If less than all of the SUNs of any series are to be redeemed, the Trustee will select the SUNs to be redeemed. In the absence of any provision for selection, the Trustee will choose a method of random selection that it deems fair and appropriate. (See Sections 11.03 and 11.04)

The SUNs will cease to bear interest on the redemption date. We will pay the redemption price and any accrued interest once the SUNs are surrendered for redemption. (See Section 11.06) If only part of a SUN is redeemed, the Trustee will deliver to you a new SUN of the same series for the remaining portion without charge. (See Section 11.07)

We may make any redemption, at our option, conditional upon the receipt by the paying agent or agents, on or prior to the date fixed for redemption, of money sufficient to pay the redemption price. If the paying agent or agents have not received the money by the date fixed for redemption, we will not be required to redeem the SUNs. (See Section 11.04)

Payment

Except as may be provided in the prospectus supplement, interest, if any, on each SUN payable on each interest payment date will be paid to the person in whose name the SUN is registered as of the close of business on the regular record date for the interest payment date. If there has been a default in the payment of interest on any SUN, the defaulted interest may be paid to the holder of that SUN as of the close of business on a date to be fixed by the Trustee, which will be between 10 and 15 days prior to the date we proposed for payment of the defaulted interest, and not less than 10 days after receipt by the Trustee of the notice of the proposed payment. The defaulted interest may also be paid in any other manner permitted by any securities exchange on which that SUN may be listed, if the Trustee finds it practicable. (See Section 3.07)

Registration of Transfer and Exchange

Unless otherwise specified in a prospectus supplement, the transfer of the SUNs may be registered, and the SUNs may be exchanged for other SUNs of the same series, of authorized denominations and with the same terms and principal amount, at the corporate trust office of the Trustee. We may change the place for registration of transfer and exchange of the SUNs and may designate additional places for registration and exchange. Unless otherwise provided in the prospectus supplement, no service charge will be made for any transfer or exchange of the SUNs. However, we may require payment to cover any tax or other governmental charge that may be imposed. We will not be required to execute or to provide for the registration of transfer of, or the exchange of:

•	any SUN during a period of 15 days prior to giving any notice of redemption; or

•	any SUN selected for redemption except the unredeemed portion of any SUN being redeemed in part.

(See Section 3.05)

Restrictions on Liens

The Indenture provides that so long as any SUNs are outstanding, we will not issue, assume, or guarantee any Debt (as defined below) secured by any mortgage, security interest, pledge, or lien (Mortgage) of or on any Operating Property (as defined below), owned as of the date of the Indenture or thereafter acquired, without also securing the outstanding SUNs (so long as the other Debt is so secured) equally and ratably with the Debt.

This limitation does not apply in the case of any Debt secured by:

•	Mortgages on any property existing at the time we acquired it;

•	Mortgages on property of a corporation with which we consolidated or merged or which transfers or leases all or substantially all of its properties to us;

•	Mortgages on property to secure all or part of the cost of acquiring, constructing, developing, or substantially repairing, altering, or improving the property, or to secure indebtedness incurred to provide funds for any of these purposes or for the reimbursement of funds previously expended for any of these purposes if created within a certain period;

•	Mortgages in favor of the United States of America or any State thereof, or any department, agency, or instrumentality or political subdivision of the United States of America or any State thereof, or for the benefit of holders of securities issued by any such entity, to secure any Debt incurred for the purpose of financing all or any part of the purchase price or the cost of constructing, developing or substantially repairing, altering, or improving the property subject to such Mortgages;

•	Mortgages on any property (x) which, at any time subsequent to January 1, 1985 through the date of the Indenture, was leased to us, or (y) pursuant to the terms of any lease to us in effect at any time subsequent to January 1, 1985 through the date of the Indenture, title to which would not have been vested in us (assuming that the lease remained in effect on the date of determination as the lease was in effect immediately prior to the date of the Indenture);

•	the extension, renewal or replacement of any Mortgage referred to above; provided, however, that the principal amount of Debt so secured and not otherwise authorized by the previous clauses, shall not exceed the principal amount of Debt, plus any premium or fee payable in connection with any such extension, renewal, or replacement, so secured at the time of such extension, renewal, or replacement.

Notwithstanding the foregoing, so long as any SUNs are outstanding, we may issue, assume, or guarantee Debt, or permit to exist Debt, secured by mortgages which would otherwise be subject to the foregoing restrictions up to an aggregate principal amount that, together with the principal amount of all of our other Debt, secured by mortgages (other than mortgages permitted by the Indenture that would otherwise be subject to the foregoing restrictions) and the Value (as defined below) of all Sale and Lease-Back Transactions (as defined below) in existence at such time (other than certain Sale and Lease-Back Transactions specified in the Indenture), does not exceed at the time the greater of ten percent (10%) of Net Tangible Assets (as defined below) or ten percent (10%) of Capitalization (as defined below).

(See Section 10.05)

Restrictions on Sale and Lease-Back Transactions

The Indenture provides that so long as any SUNs are outstanding, we will not enter into any Sale and Lease-Back Transaction with respect to any Operating Property if the commitment by the purchaser was obtained more than 18 months after the later of (i) the completion of the acquisition, construction, or development of the Operating Property or (ii) the placing in operation of the Operating Property or of the Operating Property as constructed, developed, or substantially repaired, altered, or improved, unless:

•	we are entitled pursuant to the Indenture to issue, assume, or guarantee Debt secured by a mortgage on such Operating Property without equally and ratably securing the SUNs; or

•	we are entitled pursuant to the Indenture, after giving effect to the Sale and Lease-Back Transaction, to incur $1.00 of additional Debt secured by mortgages; or

•	we apply or cause to be applied:

•	in the case of a sale or transfer for cash, an amount equal to the net proceeds thereof (but not in excess of the net book value of the Operating Property at the date of sale or transfer), or,

•	in the case of a sale or transfer otherwise than for cash, an amount equal to the fair value (as determined by our board of directors) of the Operating Property so leased, to the retirement, within 180 days after the effective date of the Sale and Lease-Back Transaction, of our Debt ranking senior to, or equally with, the SUNs. However, the amount to be applied to the retirement of Debt will be reduced by an amount equal to the principal amount, plus any premium or fee paid in connection with any redemption in accordance with the terms of Debt voluntarily retired by us within the 180-day period, excluding retirement pursuant to mandatory sinking fund or prepayment provisions and payments at maturity.

(Section 10.10)

Certain Definitions

The term ‘‘Capitalization,’’ as used above, means the total of all the following items appearing on, or included in, our consolidated balance sheet: (i) liabilities for indebtedness maturing more than twelve (12) months from the date of determination; and (ii) any common stock, preferred stock, premium on capital stock, capital surplus, capital in excess of par value, and retained earnings (however the foregoing may be designated), less, to the extent not otherwise deducted, the cost of shares of our capital stock held in our treasury.

The term ‘‘Debt,’’ as used above, means any outstanding debt for money borrowed evidenced by notes, debentures, bonds, or other securities.

The term ‘‘Net Tangible Assets,’’ as used above, means the amount shown as total assets on our consolidated balance sheet, less the following: (i) intangible assets including, but without limitation, such items as goodwill, trademarks, trade names, patents, and unamortized debt discount and expense and other regulatory assets carried as an asset on our consolidated balance sheet; and (ii) appropriate adjustments, if any, on account of minority interests.

The term ‘‘Operating Property,’’ as used above, means (i) any interest in real property owned by us and (ii) any asset owned by us that is depreciable in accordance with generally accepted accounting principles.

The term ‘‘Sale and Lease-Back Transaction,’’ as used above, means any arrangement with any entity providing for the leasing to us of any Operating Property (except for temporary leases for a term, including any renewal thereof, of not more than forty-eight (48) months), which Operating Property has been or is to be sold or transferred by us to such entity; provided, however, Sale and Lease-Back Transaction shall not include any arrangement (i) first entered into prior to the date of the Indenture and (ii) involving the exchange of any Operating Property for any property subject to an arrangement specified in the preceding clause (i).

The term ‘‘Value,’’ as used above, means, with respect to a Sale and Lease-Back Transaction, as of any particular time, the amount equal to the greater of (1) the net proceeds to us from the sale or transfer of the property leased pursuant to such Sale and Lease-Back Transaction or (2) the net book value of such property, as determined in accordance with generally accepted accounting principles by us at the time of entering into such Sale and Lease-Back Transaction, in either case multiplied by a fraction, the numerator of which shall be equal to the number of full years of the term of the lease that is part of such Sale and Lease-Back Transaction remaining at the time of determination and the denominator of which shall be equal to the number of full years of such term, without regard, in any case, to any renewal or extension options contained in such lease.

Restrictions on Mergers and Sale of Assets

Under the terms of the Indenture, we may not consolidate with or merge into any other entity or convey, transfer or lease our properties and assets substantially as an entirety to any entity, unless:

•	the surviving or successor entity is organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia and it expressly assumes our obligations on all SUNs and under the Indenture;

•	immediately after giving effect to the transaction, no event of default and no event which, after notice or lapse of time or both, would become an event of default shall have occurred and be continuing; and

•	we deliver to the Trustee, an officers’ certificate and an opinion of counsel as to compliance with the foregoing.

(See Section 8.01)

Discharge, Defeasance and Covenant Defeasance

The Indenture provides that we may be:

•	discharged from our obligations, with certain limited exceptions, with respect to any series of SUNs, as described in the Indenture and any additional covenants set forth in the applicable prospectus supplement, such a discharge being called a ‘‘defeasance’’ in this prospectus; and

•	released from our obligations under certain restrictive covenants especially established with respect to any series of SUNs, including the covenants described under ‘‘Restrictions on Liens’’ and ‘‘Restrictions on Sale-Leaseback Transactions’’ as described in the Indenture, such a release being called a ‘‘covenant defeasance’’ in this prospectus. (See Sections 13.02 and 13.03)

We must satisfy certain conditions to effect a defeasance or covenant defeasance. Those conditions include the irrevocable deposit with the Trustee, in trust, of money or government obligations which through their scheduled payments of principal and interest would provide sufficient money to pay the principal and any premium and interest on those SUNs on the maturity dates of those payments or upon redemption. (See Section 13.04)

In addition, we will be required to deliver to the Trustee an opinion of counsel to the effect that the deposit and related defeasance or covenant defeasance will not cause the holders of the applicable series of SUNs to recognize gain or loss for federal income tax purposes, and that such holders will be subject to federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit and related defeasance or covenant defeasance were not to occur. In the case of a defeasance, that opinion of counsel must be based upon a ruling from the Internal Revenue Service or a change in federal income tax law.

Modification of the Indenture

We and the Trustee may enter into one or more supplemental indentures without the consent of any holder of the SUNs for certain specified purposes, including:

•	to evidence the assumption by any permitted successor of our covenants in the Indenture and in the SUNs;

•	to add to our existing covenants or to surrender any of our rights or powers under the Indenture;

•	to add additional events of default;

•	to add to or change any of the provisions to such extent necessary for the issuance of SUNs in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to permit or facilitate the issuance of SUNs in uncertificated form;

•	to change, eliminate, or add any provision to the Indenture; provided, however, if the change, elimination, or addition will adversely affect the interests of the holders of the SUNs of any series in any material respect, that change, elimination, or addition will become effective only:

•	when the consent of the holders of a majority in aggregate principal amount of the SUNs of that series has been obtained in accordance with the Indenture; or

•	when no SUNs of the affected series remain outstanding under the Indenture;

•	to secure the SUNs;

•	to establish the form or terms of the SUNs of any other series as permitted by the Indenture;

•	to evidence and provide for the acceptance of appointment of a successor trustee;

•	to provide for or facilitate the administration of the trusts by more than one Trustee;

•	to cure any ambiguity or inconsistency or to make any other provisions with respect to matters and questions arising under the Indenture; provided that the action will not adversely affect the interests of the holders of the SUNs of any series in any material respect.

(See Section 9.01)

If the Trust Indenture Act of 1939 is amended after the date of the Indenture to require changes to the Indenture, the Indenture will be deemed to be amended so as to conform to that amendment of the Trust Indenture Act of 1939. We and the Trustee may, without the consent of any of the holders, enter into one or more supplemental indentures to evidence that amendment. (See Section 9.01)

The consent of the holders of a majority in aggregate principal amount of the SUNs of all series then outstanding, considered as one class, is required for all other modifications to the Indenture. However, if less than all of the series of SUNs outstanding are directly affected by a proposed supplemental indenture, then only the consent of the holders of a majority in aggregate principal amount of the outstanding SUNs of all series that are directly affected will be required. No amendment or modification may:

•	change the stated maturity of the principal of, or any installment of principal of or interest on, any SUN, or reduce the principal amount of any SUN or its rate of interest or change the method of calculating the interest rate or reduce any premium payable upon redemption, or change the currency in which payments are made, or impair the right to institute suit for the enforcement of any payment on or after the date that any principal or interest is due and payable on any SUN, without the consent of the holder;

•	reduce the percentage in principal amount of the outstanding SUNs of any series the consent of which is required for any supplemental indenture or any waiver of compliance with a provision of the Indenture or any default thereunder and its consequences, or reduce the requirements for quorum or voting, without the consent of all the holders of the series; or

•	modify certain provisions of the Indenture relating to supplemental indentures, waivers of certain covenants and waivers of past defaults with respect to the SUNs of any series, without the consent of the holder of each outstanding SUN affected thereby.

(See Section 9.02)

A supplemental indenture which changes the Indenture solely for the benefit of one or more particular series of SUNs, or modifies the rights of the holders of the SUNs of one or more series, will not affect the rights under the Indenture of the holders of the SUNs of any other series. (See Section 9.02)

The Indenture provides that the SUNs owned by us or anyone else required to make payment on the SUNs will be disregarded and considered not to be outstanding in determining whether the required holders have given a request or consent. (See Section 1.01)

We may fix in advance a record date to determine the required number of holders entitled to give any request, demand, authorization, direction, notice, consent, waiver or other such act of the holders, in certain situations. If the record date is fixed, the holders of the outstanding SUNs of the relevant series on that record date, and no other holders, will be entitled to take or revoke the relevant action, whether or not those holders remain holders after that record date. No action, however, will be effective unless taken on or prior to the applicable expiration date by holders of the requisite principal amount of the outstanding SUNs of that series on that record date. Any request, demand, authorization, direction, notice, consent, election, waiver or other act of a holder will bind every future holder of the same SUNs and the holder of every SUN issued upon the registration of transfer of or in exchange of those SUNs. A transferee will be bound by our acts or those of the Trustee taken in reliance thereon, whether or not notation of that action is made upon that SUN. (See Section 1.04)

Events of Default

‘‘Event of default’’ when used in the Indenture with respect to any series of SUNs, means any of the following:

•	failure to pay interest on any SUN of the applicable series for 60 days after it is due;

•	failure to pay the principal of or premium on any SUN of the applicable series when due (whether at maturity or upon earlier redemption);

•	failure to pay the deposit of any sinking fund payment, when and as due by the terms of the applicable series;

•	failure to perform any other covenant in the Indenture, other than a covenant that does not relate to that series of SUNs, that continues for 90 days after we receive written notice from the Trustee, or we and the Trustee receive a written notice from the holders of a majority in principal amount of the SUNs of such series; however, the Trustee or the Trustee and such holders can agree to an extension of the 90-day period and this extension will be automatic if we are diligently pursuing action to correct the default;

•	certain events in bankruptcy, insolvency or reorganization of PNM; or

•	any other event of default provided with respect to the SUNs of that series.

(See Section 5.01).

Remedies

Acceleration of Maturity

If an event of default with respect to any one series of SUNs occurs and continues, either the Trustee or the holders of a majority in principal amount of the outstanding SUNs of that series may declare the principal amount of all the SUNs of that series to be due and payable immediately. However, if the event of default is applicable to more than one series of SUNs, the Trustee or the holders of a majority in principal amount of all the outstanding SUNs of all series, considered as one class, and not the holders of any one series, may make a declaration of acceleration. (See Section 5.02)

At any time after a declaration of acceleration has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee, the event of default giving rise to the declaration of acceleration will be considered waived, and the declaration and its consequences will be automatically rescinded and annulled, if:

•	we have paid or deposited with the Trustee a sum sufficient to pay:

•	all overdue interest on all the SUNs of the series;

•	the principal of and premium, if any, on any SUNs of the series which have otherwise become due and interest, if any, that is currently due;

•	interest, if any, on overdue interest (to the extent lawful);

•	all amounts due to the Trustee under the Indenture; and

•	any other event of default with respect to the SUNs of that series has been cured or waived as provided in the Indenture.

(See Section 5.02)

The holders of a majority in principal amount of the outstanding SUNs of any series may on behalf of the holders of all the SUNs of that series waive any past default under the Indenture with respect to that series and its consequences, except a default (i) in the payment of the principal of or any premium or interest on any SUN of that series, or (ii) in respect of a covenant or provision of the

Indenture which cannot be modified or amended without the consent of the holder of each outstanding SUN of the series affected. However, if a default occurs and continues with respect to more than one series of SUNs, the holders of a majority in aggregate principal amount of the outstanding SUNs of all such series, considered as one class, have the right to waive the default, and not the holders of the SUNs of any one such series. Upon any waiver, the default ceases to exist, and any and all events of default arising therefrom is deemed to have been cured, for every purpose of the Indenture; but no waiver will extend to any subsequent or other default or impair any right consequent thereon. (See Section 5.13)

Right to Direct Proceedings

If an event of default with respect to any series of SUNs occurs and continues, the holders of a majority in principal amount of the outstanding SUNs of that series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the SUNs of that series. However, if an event of default occurs and continues with respect to more than one series of SUNs, the holders of a majority in aggregate principal amount of the outstanding SUNs of all such series, considered as one class, have the right to make the direction, and not the holders of the SUNs of any one of such series. In either case, the Indenture further provides that:

•	such direction will not be in conflict with any rule of law or with the Indenture;

•	the Trustee may take any other action deemed proper by the Trustee and not inconsistent with direction, and

•	subject to the provisions of the Indenture the Trustee will have the right to decline to follow any direction if the Trustee in good faith determines that the proceeding so directed would involve the Trustee in personal liability.

(See Section 5.12)

Limitation on Right to Institute Proceedings

No holder of SUNs of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture, or for the appointment of a receiver or trustee, or for any other remedy under the Indenture, unless:

•	the holder has previously given to the Trustee written notice of a continuing event of default;

•	the holders of a majority in aggregate principal amount of the outstanding SUNs of all series in respect of which an event of default has occurred and is continuing, considered as one class, have made a written request to the Trustee;

•	such holder or holders have offered reasonable indemnity to the Trustee to institute proceedings; and

•	the Trustee has failed to institute any proceeding for 60 days after notice and has not received any direction inconsistent with the written request of the holders during that period.

(See Section 5.07)

No Impairment of Right to Receive Payment

The limitations on the right to institute proceedings, however, do not apply to a suit by a holder of a SUN for payment of the principal of or premium, if any, or interest if any, on that SUN on or after the applicable due date. (See Section 5.08)

Annual Notice to Trustee

We will provide to the Trustee an annual statement by an appropriate officer as to whether we are in default in the performance and observance of any of the terms, provisions and conditions of the Indenture. (See Section 10.04)

Notices

Notices to holders of the SUNs will be given by mail to the holders at the addresses that appear in the security register. (See Section 1.06)

Title

We, the Trustee, and any of our agents or the agents of the Trustee, may treat the person in whose name the SUNs are registered as the absolute owner thereof, whether or not such SUNs may be overdue, for the purpose of making payments and for all other purposes irrespective of notice to the contrary. (See Section 3.08)

Governing Law

The Indenture and the SUNs are governed by, and construed in accordance with, the laws of the State of New York. (See Section 1.12)

Regarding the Trustee

The Trustee is The Bank of New York Trust Company, N.A. (as successor to JPMorgan Chase Bank, N.A.). In addition to acting as Trustee, The Bank of New York Trust Company, N.A. and its affiliates act, and may act, as trustee under our and our affiliates’ other various indentures and trusts. We and our affiliates also maintain credit and liquidity facilities and conduct other banking transactions with affiliates of the Trustee in the ordinary course of our businesses. In addition, an affiliate of the Trustee is the owner participant with respect to portions of Palo Verde Nuclear Generating Station which are subject to sale and leaseback financing agreements.

The Trustee may resign at any time by giving us written notice or be removed at any time by an act of the holders of a majority in principal amount of any series of SUNs then outstanding delivered to the Trustee and PNM. In addition, provided that no event of default has occurred or is continuing, we may appoint a new trustee upon delivering to the Trustee, a resolution of our board of directors appointing a successor trustee and the successor’s acceptance of our appointment. In this case, the Trustee will be deemed to have resigned and the successor will be deemed to have been appointed as trustee in accordance with the Indenture. In any event, the resignation or removal of the Trustee, and no appointment of a successor trustee, will be effective until the acceptance of appointment by a successor trustee. (See Section 6.10)

The Trustee will perform only those duties that are specifically set forth in the Indenture unless an event of default under the Indenture occurs and continues. In case an event of default occurs and continues, the Trustee will exercise the same degree of care and skill as a prudent individual would exercise in the conduct of his or her own affairs. (See Section 6.01)

PLAN OF DISTRIBUTION

We may sell SUNs, in or outside of the United States, to underwriters or dealers, through agents, directly to purchasers or through a combination of these methods. The applicable prospectus supplement will contain specific information relating to the terms of the offering, including, to the extent not otherwise included in the prospectus:

•	the name or names of any underwriters or agents;

•	the purchase price of the SUNs;

•	our net proceeds from the sale of the SUNs;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation; and

•	any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers.

By Underwriters

If underwriters are used in the sale, the SUNs will be acquired by the underwriters for their own account. Underwriters may offer the SUNs directly or through underwriting syndicates represented by one or more managing underwriters. The underwriters may resell the SUNs in one or more transactions, including negotiated transactions, at a fixed public offering price, which may be changed, or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the SUNs will be subject to certain conditions. The initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

By Dealers

If dealers are used in the sale, unless otherwise specified in the applicable prospectus supplement, we will sell the SUNs to the dealers as principals. The dealers may then resell the SUNs to the public at varying prices to be determined by the dealers at the time of resale. The applicable prospectus supplement will contain more information about the dealers, including the names of the dealers and the terms of our agreement with them.

By Agents and Direct Sales

We may sell the SUNs directly to the public, without the use of underwriters, dealers or agents. We may also sell the SUNs through agents we designate from time to time. The applicable prospectus supplement will contain more information about the agents, including the names of the agents and any commission we agree to pay the agents.

We also may engage a broker-dealer from time to time to act as agent or principal for the offer of our SUNs in one or more placements pursuant to a distribution agreement. If we and the broker-dealer agree, we will sell to the broker-dealer as agent or as principal, and the broker-dealer will seek to solicit offers to purchase on an agency basis and/or will purchase on a principal basis, our SUNs. The amount and purchase price (less an underwriting discount) of the SUNs we sell to the broker-dealer will be mutually agreed on the relevant trading day. The SUNs sold under the distribution agreement will be sold at prices related to the prevailing market price for such securities, and therefore exact figures regarding the price, proceeds that will be raised or commissions to be paid will be described in a prospectus supplement to this prospectus or in other filings made in accordance with and as permitted by the Securities Act of 1933, as amended (the ‘‘Securities Act’’) and the Exchange Act. The broker-dealer may make sales of our SUNs pursuant to the distribution agreement in privately negotiated transactions and/or any other method permitted by law deemed to be an ‘‘at-the-market’’ offering as defined in Rule 415 promulgated under the Securities Act including sales made on the New York Stock Exchange, the current trading market for our debt securities.

General Information

Underwriters, dealers and agents that participate in the distribution of the SUNs may be deemed underwriters as defined in the Securities Act, and any discounts or commissions we pay to them and any profit made by them on the resale of the SUNs may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation from us will be described in the applicable prospectus supplement.

We may agree with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

Underwriters, dealers and agents may be customers of, engage in transactions with or perform services for, us in the ordinary course of their businesses.

LEGAL MATTERS

The legality of the SUNs in respect of which this prospectus is being delivered will be passed upon for us by Charles L. Moore, Esq., Associate General Counsel, and Troutman Sanders LLP, who will also pass on certain other legal matters. As of February 29, 2008, Charles L. Moore, Esq. held options to acquire 13,000 shares of PNMR common stock (7,326 of which were exercisable). Counsel for any underwriters will render an opinion as to certain legal matters relating to the SUNs for any underwriters, dealers, purchasers or agents.

EXPERTS

The financial statements and the related financial statement schedules, incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2007, and the effectiveness of PNM’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion and include explanatory paragraphs regarding the adoption of Financial Accounting Standards Board Financial Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations in 2005, Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment and Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132R in 2006, and the adoption of Financial Accounting Standards Board Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes in 2007) and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting). Such financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

PNM files annual, quarterly and special reports and other information with the SEC. You may read and copy these documents at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

PNM’s Internet address is www.pnm.com. The contents of the website are not a part of the registration statement of which this prospectus is a part. PNM’s filings with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, are accessible free of charge at PNMR’s website at http://www.pnmresources.com as soon as reasonably practicable after PNM electronically files such material with, or furnishes it to, the SEC. These reports are also available upon request in print from us free of charge.

PNM is ‘‘incorporating by reference’’ in this prospectus information PNM files with the SEC, which means that PNM is disclosing important information to you by referring you to those documents. Our combined filings with the SEC present separate filings by PNMR, PNM and Texas-New Mexico Power Company (‘‘TNMP’’), a wholly-owned subsidiary of PNMR. Information contained therein relating to an individual registrant is filed by that registrant on its own behalf and each registrant makes no representation as to information relating to other registrants. The information PNM incorporates by reference is considered to be part of this prospectus, unless PNM updates or supersedes that information by the information contained in this prospectus or the information PNMR files subsequently with the SEC that is incorporated by reference in this prospectus or a prospectus supplement. PNM is incorporating by reference the following documents that it has filed with the SEC (except those portions of filings that relate to PNMR or TNMP as separate registrants), other than any information in these documents that is deemed not to be ‘‘filed’’ with the SEC:

•	PNM’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 as filed on February 29, 2008;

•	PNMR’s Proxy Statement on Schedule 14A as filed on April 28, 2008; and

•	PNM’s Current Reports on Form 8-K as filed on January 17, 2008 and March 11, 2008.

PNM also incorporates by reference into this prospectus any filings PNM makes with the SEC (excluding information furnished under Items 2.02 or 7.01 of Current Reports on Form 8-K) under Sections 13(a), 13(c) or 15(d) of the Exchange Act, after the initial filing of the registration statement that contains this prospectus and before termination of this offering.

You may obtain without charge a copy of any of the documents PNM incorporates by reference, except for exhibits to such documents which are not specifically incorporated by reference into such documents, by contacting us at Public Service Company of New Mexico, Alvarado Square, Albuquerque, New Mexico, 87158, Attention: Investor Relations. You may also telephone your request at (505) 241-2211.

$350,000,000

Public Service Company of New Mexico

            % Senior Unsecured Notes
due             , 2018

May     , 2008

Joint Book-Running Managers

Lehman Brothers	Merrill Lynch & Co.
Citi	Deutsche Bank Securities

Morgan Stanley	RBC Capital Markets	Wachovia Securities

Banc of America Securities LLC
Credit Suisse
JPMorgan
Wedbush Morgan Securities Inc.